Exhibit 99.1

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Release according to article 40 para. 1 WpHG

Leverkusen, Germany (pta/24.02.2021/17:30) - Release of Voting Rights Announcement

Voting Rights Announcement

1. Details of issuer:

Name:	Biofrontera AG
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen, Germany

2. Reason for notification:

Acquisition / disposal of shares with voting rights

Acquisition / disposal of instruments

3. Details of person subject to the notification obligation

Legal entity: Maruho Co., Ltd.

City of registered office, country: Osaka, Japan

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3

Maruho Deutschland GmbH

5. Date on which threshold was crossed or reached

22.02.2021

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	22.27	5.79	28.06	47,747,515
Previous notification (if applicable)	29.88	0.00	29.88

7. Details on total positions

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	Absolute direct (Sec. 33 WpHG)	Absolute indirect (Sec. 34 WpHG)	In % direct (Sec. 33 WpHG)	In % indirect (Sec. 34 WpHG)
DE0006046113	0	10,634,542	0.00	22.27
Total:		10,634,542		22.27

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
Right of return from securities loan			2,765,423	5.79
		Total:	2,765,423	5.79

b.2 Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
				0	0.00
			Total:	0	0

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
Maruho Co., Ltd.
Maruho Deutschland GmbH	22.27	5.79	28.06

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting: N/A

10. Other useful information

Date

24.02.2021

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor Relations
phone: +49 (0) 214 87 63 20
e-mail: ir@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq